Exhibit 99.1

IPA Announces Pricing of $1.1 Million Public Offering of Common Shares

VICTORIA, British Columbia--(BUSINESS WIRE)--December 6, 2023--ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“ImmunoPrecise” or “IPA” or the “Company”) today announced that it has priced its underwritten public offering of 1,100,000 common shares at a public offering price of $1.00 per share. All common shares in the underwritten public offering are to be sold by the Company. The Company expects the aggregate gross proceeds from this offering, to be approximately $1.1 million, before deducting the underwriting discount and other estimated offering expenses. The Company has granted the underwriters a 30-day option to purchase up to 165,000 additional common shares. The Company expects to close the offering on December 8, 2023, subject to customary conditions.

The Company intends to use the net proceeds from the proposed offering for research and development; capital expenditures, including expansion of existing laboratory facilities; and working capital and general corporate purposes.

The Benchmark Company is acting as the sole Book-Running Manager and. R.F. Lafferty, Inc. is acting as Co-Manager for the offering.

The securities will be offered and sold pursuant to a shelf Registration Statement on Form F-3 (File No. 333-273197) that was declared effective by the United States Securities and Exchange Commission (the “SEC”) on July 14, 2023. A preliminary prospectus supplement and accompanying prospectus describing the terms of the offering has been filed with the SEC on its website at www.sec.gov. A final prospectus supplement and accompanying prospectus describing the terms of the offering will be filed with the SEC and will be available on its website at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained by contacting The Benchmark Company, LLC, 150 East 58th St., 17th Floor, New York, NY 10155, by telephone at 212-312-6700 or by email at prospectus@benchmarkcompany.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in Canada or any other state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd., and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modeling, and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “expects” “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “would”, “might” or “will” be taken, occur or be achieved. Forward–looking statements include statements related to the proposed offering, including the closing date of the offering; and the expected use of proceeds from the offering. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Our actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions, the satisfaction of customary closing conditions related to the proposed public offering including the actual size or terms of the offering, the impact of general economic, industry or political conditions in the United States, Canada or internationally and those described under the heading “Risk Factors” in the prospectus supplement related to the offering. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. These forward–looking statements speak only as of the date of this press release and the Company undertakes no obligation to revise or update any forward–looking statements for any reason, even if new information becomes available in the future.

Contacts

Investors: investors@ipatherapeutics.com